Exhibit 4.13

EXECUTION VERSION

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR THE SECURITIES LAWS OF ANY STATE.  NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER THE ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN APPLICABLE EXEMPTION THEREFROM.

CONVERTIBLE PROMISSORY NOTE

€255,000.66	November 6, 2013

For value received, Sonkei Pharmaceuticals, Inc., a Delaware corporation (“Company”) hereby promises to pay to the order of CARE CAPITAL INVESTMENTS III LP (“Purchaser”), the principal sum of Two Hundred Fifty-Five Thousand Euro and Sixty-Six Cents (€255,000.66) with interest on the outstanding principal amount at the rate of eight percent (8%) per annum, compounded annually based on a 365-day year.  Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full.

1.                                      Payment; Maturity; Default Interest

1.1                               This convertible promissory note (the “Note”) is one in a series of Notes issued pursuant to the terms of that certain Convertible Note Purchase Agreement (the “Purchase Agreement”), dated as of November 6, 2013, by and between the Company and the purchasers listed on Exhibit A attached thereto.  Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Purchase Agreement.

1.2                               At any time upon or after June 30, 2014 (the “Maturity Date”), if this Note has not been paid in full or converted in accordance with the terms of Sections 2.1, 2.2 or 2.3, the Requisite Purchasers may demand payment of the entire outstanding principal balance of this Note and all unpaid accrued interest thereon (a “Payment Demand”).  All payments of interest and principal shall be in lawful money of the United States of America.  All payments shall be applied first to accrued interest, and thereafter to principal.  If any payments on this Note become due on a Saturday, Sunday or a public holiday under the laws of the State of Delaware, such payment shall be made on the next succeeding business day and such extension of time shall be included in computing interest in connection with such payment.

1.3                               Upon the occurrence and during the continuance of any Event of Default, the principal balance of this Note shall bear interest at the rate of eleven percent (11%) per annum, including after the commencement of, and during the pendency of, any bankruptcy or other insolvency proceeding.

2.                                      Conversion

2.1                               Conversion upon Qualified Financing.  If the Company issues and sells shares of its capital stock (the “Qualified Stock”) to investors (the “Investors”) in the Qualified Financing (as defined herein) and this Note has not been paid in full, then the outstanding principal balance of this Note and accrued but unpaid interest thereon shall convert into the Qualified Stock sold at the first closing of the Qualified Financing at a conversion price equal to the price per share paid by the Investors for each share of Qualified Stock multiplied by eighty percent (80%).  For purposes of this Note the “Qualified

Financing” shall mean the first sale of the Qualified Stock, in one transaction or series of related transactions after the date hereof, with aggregate gross proceeds to the Company of at least five million dollars ($5,000,000), excluding conversion of the Notes issued under the Purchase Agreement, which sale or sales shall take place on or before the Maturity Date; provided, however, that an IPO (as defined in Section 2.2 below) shall not be deemed a Qualified Financing.  Upon conversion of the Note pursuant to this Section 2.1, the Purchaser shall enter into the definitive agreements that the Investors enter into with the Company in connection with the Qualified Financing, pursuant to which Purchaser shall receive the same rights as a “Major Investor” (or similar term as defined in such financing documents, as applicable) in that Purchaser shall have (i) information rights, (ii) inspection rights and (iii) the right of first offer to purchase up to Purchaser’s pro rata share (as determined in such financing documents) of any Qualified Stock the Company may sell or issue following the Qualified Financing.

2.2                               Conversion upon an IPO.  The outstanding principal under this Note, together with all then accrued and unpaid interest thereon, shall automatically be converted into shares of Company common stock upon the closing of an underwritten initial public offering of Company common stock pursuant to a registration statement under the Securities Act of 1933, as amended (an “IPO”), at a conversion price equal to the price per share of the common stock issued in the IPO.

2.3                               Conversion upon Election of Holder.  At any time following April 30, 2014 and prior to the repayment in full or conversion of this Note (pursuant to Section 2.1),  at the election of Purchaser by providing written notice to the Company, all outstanding principal under this Note, together with all then accrued and unpaid interest thereon shall convert into common stock of the Company at a conversion price equal to one euro (€1) per share of common stock.

2.4                               Fraction Shares.  No fractional shares of Company’s capital stock will be issued upon conversion of this Note.  In lieu of any fractional share to which Purchaser would otherwise be entitled, Company will pay to Purchaser in cash the amount of the unconverted principal and interest balance of this Note that would otherwise be converted into such fractional share.

2.5                               Effect of Conversion.  Upon conversion of this Note pursuant to this Section 2, Purchaser shall surrender (a) this Note, duly endorsed, or (b) an affidavit in lieu of the Note in a form reasonably acceptable to the Company, at the principal offices of Company.  Upon conversion of this Note pursuant to this Section 2, this Note will be deemed converted on the date of the first closing of the Qualified Financing in which the aggregate gross proceeds received by the Company exceeds five million dollars ($5,000,000) (if converted pursuant to Section 2.1), the date that is immediately prior to an IPO (if converted pursuant to Section 2.2) or the date of election to convert (if converted pursuant to Section 2.3).  Before Purchaser shall be entitled to convert this Note, the Purchaser shall execute and deliver to the Company a purchase agreement reasonably acceptable to the Company and the Requisite Purchasers containing customary representations and warranties and transfer restrictions.  At its expense, the Company will, as soon as practicable thereafter, issue and deliver to Purchaser, at Purchaser’s address set forth in the Purchase Agreement or such other address requested by Purchaser, a certificate or certificates for the number of shares to which Purchaser is entitled upon such conversion (bearing such legends as are required by the Purchase Agreement, any other agreement entered into in connection with the any such conversion or applicable state and federal securities laws), including a check payable to Purchaser for any cash amounts payable as a result of any fractional shares as described herein.

2.6                               Representations.  The representations and warranties and rights and obligations of transfer and assignment of Purchaser that are set forth in Section 3 of the Purchase Agreement are hereby made a part of this Note and incorporated herein by this reference.

2.7                               Merger; Consolidation.  If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the common stock of the Company is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, this Note shall thereafter be convertible in lieu of the common stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of common stock of the Company issuable upon conversion of this Note immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Company) shall be made in the application of the provisions in this Section 2 with respect to the rights and interests thereafter of the holders of the Company common stock, to the end that the provisions set forth in this Section 2 shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of this Note.

3.                                      Default; Remedies

3.1                               This Note shall become immediately due and payable upon the occurrence of any of the following (each, an “Event of Default”):

(a)                                 the Company commences any proceeding in bankruptcy or for dissolution, liquidation, winding-up, composition or other relief under state or federal bankruptcy laws or assignment for benefit of creditors;

(b)                                 any proceeding referenced in (a) is commenced against the Company, or a receiver or trustee is appointed for the Company or a substantial part of its property, and such proceeding or appointment is not dismissed or discharged within 60 days after its commencement;

(c)                                  the Company materially breaches of any covenant, obligation, commitment, condition or agreement contained in the Purchase Agreement or this Note;

(d)                                 any payment of principal and interest is not made when due; and

(e)                                  any representation or warranty made by the Company in the Purchase Agreement shall be untrue in any material respect when made.

3.2                               Upon the occurrence and during the continuance of any Event of Default, all unpaid principal on this Note, accrued and unpaid interest thereon and all other amounts owing hereunder shall, at the option of the Purchaser, and, upon the occurrence of any Event of Default pursuant to paragraphs (a) or (b) above, automatically, be immediately due, payable and collectible by Purchaser pursuant to applicable law.  Purchaser shall have all rights and may exercise all remedies available to it under law, successively or concurrently.

4.                                      Payment of Principal and Accrued Interest.  The Company may not pay the principal or accrued interest on this Note on or prior to the Maturity Date without the prior written consent of the Requisite Purchasers following five (5) days’ prior written notice.

5.                                      Waiver; Payment of Fees and Expenses.  The Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys’ fees, costs and other expenses.  The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.  No delay by Purchaser shall constitute a waiver, election or acquiescence by it.

6.                                      Cumulative Remedies.  Purchaser’s rights and remedies under this Note shall be cumulative.  Purchaser shall have all other rights and remedies not inconsistent herewith as provided by law or in equity.  No exercise by Purchaser of one right or remedy shall be deemed an election, and no waiver by Purchaser of any Event of Default shall be deemed a continuing waiver of such Event of Default or the waiver of any other Event of Default.

7.                                      Miscellaneous

7.1                               Governing Law.  The terms of this Note shall be construed in accordance with the laws of the State of Delaware, as applied to contracts entered into by Delaware residents within the State of Delaware, and to be performed entirely within the State of Delaware.

7.2                               Successors and Assigns; Assignment.  The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.  The Company may not assign this Note or delegate any of its obligations hereunder without the written consent of the Purchaser.  Purchaser may assign this Note and its rights hereunder at any time without consent of Company, subject to compliance with Section 4 of the Purchase Agreement.

7.3                               Titles and Subtitles.  The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting the Note.

7.4                               Notices.  All notices required or permitted hereunder shall be in writing and shall be given in the manner and to the addresses set forth in the Purchase Agreement.

7.5                               Amendment; Modification; Waiver.  No term of this Note may be amended, modified or waived without the written consent of the Company and the Requisite Purchasers.

7.6                               Counterparts.  This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Convertible Promissory Note as of the day and year first written above.

SONKEI PHARMACEUTICALS, INC.

By:	/s/ Daniel J. Cabo Jr.
Name:	Daniel J. Cabo Jr.
Title:	Treasurer